Exhibit 23
Consent of Independent Registered Public Accounting Firm
The Plan Administrator
Fastenal Company & Subsidiaries 401(k) and Employee Stock Ownership Plan:
We consent to the incorporation by reference in the registration statements (Nos. 333-52765 and 333-176401) on Form S-8 of Fastenal Company of our report dated June 6, 2019 with respect to the statements of net assets available for benefits of the Fastenal Company & Subsidiaries 401(k) and Employee Stock Ownership Plan as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the supplemental Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2018, which report appears in the December 31, 2018 annual report for Form 11-K of the Fastenal Company & Subsidiaries 401(k) and Employee Stock Ownership Plan.
/s/ KPMG LLP
Minneapolis, Minnesota
June 6, 2019